

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Martine Hébert
Déléguée générale du Québec à New York
Québec
One Rockefeller Plaza — 26th Floor
New York, New York 10020-2102

  Re: Québec
   Registration Statement under Schedule B
   Filed October 12, 2023
   File No. 333-274949

   Form 18-K for Fiscal Year Ended March 31, 2023
   Filed May 15, 2023, as amended on May 30, 2023, July 5, 2023, September 8, 2023, October 3, 2023, and November 13, 2023.
   File No. 002-86339

Dear Martine Hébert:

  We have reviewed your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement under Schedule B

General

1. We note your response to comment 2 of our letter dated November 7, 2023. Please incorporate your Report on Form 18-K/A, filed with the SEC on November 13, 2023, into the Registration Statement under information incorporated by reference.

Annual Report on Form 18-K
Consolidated Financial Transactions, page 26

2. We note your response to our prior comment 7 and we reissue our comment. We note a significant net decrease in cash between 2022 and preliminary 2023 in Table 10. Please

revise your disclosure to either include the explanation in a footnote to the table or include specific reference to where explanatory disclosure can be found.

Government Employees and Collective Unions, page 37

3.   We note your response to our prior comment 10 and additional disclosure provided in the Fall 2023 Economic and Financial Update on Form 18-K/A filed with the SEC on November 13, 2023, providing the government's fourth offer to the unions. Please revise your disclosure to describe recent developments, including strikes by the unions in November 2023 and announced strikes in December 2023, to the extent material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kateryna Kuntsevich at 202-320-3189 or Michael Coco at 202-551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance